February 5, 2015

Eric McPhee

Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AI Document Services, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2013

File No.: 333-143602

Dear Mr. Gordon:

This letter is in response to your Comment Letter dated December 30, 2014.

Controls and Procedures

1.

As indicated in our letter dated November 24, 2014, we believe that all amounts and disclosures were appropriate in the initial filing as were the signatures on the management representations included as Exhibits. The other signature was left out during the EDGARIZATION process. It was an isolated incident. Our principal officer was able to draw conclusions based on the facts that (1) there were limited numbers of activity so it was possible to have personal knowledge of such activities and (2) outside consultants known to him assisted in the preparation of the data.

2.

The steps above provided our principal officer that the data was accurate. The lack of resources prevented the engagement of additional internal employees to divide the various tasks. However, the limited amount of activities allowed our officer to have personal knowledge of all activities.

If you have any questions or require anything further, please feel free to call Frank Hariton at 914-674-4373.

Sincerely,

/s/ Leonard Armenta, Jr.

Leonard Armenta, Jr.